SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated November 23, 2006, entitled “Saifun and SMIC to Collaborate on 8Gb Data Flash Using SMIC’s Advanced Process Technology.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: November 28, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated November 23, 2006, entitled “Saifun and SMIC to Collaborate on 8Gb Data Flash Using SMIC’s Advanced Process Technology.”

Exhibit 99.1

SAIFUN AND SMIC TO COLLABORATE ON 8Gb DATA FLASH USING

SMIC’S ADVANCED PROCESS TECHNOLOGY

SMIC, a Leading Foundry to Manufacture 8Gb Flash on Advanced Process Based on Saifun Quad NROM Technology and Designs

Netanya, Israel, November 23, 2006 - Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, HKSE: 0981.HK), one of the leading semiconductor foundries in the world, and Saifun Semiconductors Ltd. (“Saifun”, NYSE: SFUN), a leading provider of Non-Volatile Memory (NVM) technology, jointly announced today that they will collaborate on delivering 8Gb Data flash using SMIC’s advanced process technology. This unique product, expected to reach the market in 2008, will be based on the Saifun Quad NROM technology and designs.

Saifun Quad NROM four-bit-per-cell technology represents a breakthrough in existing NVM technology by doubling the storage capacity of conventional memory cells and providing a simpler architecture that requires fewer manufacturing steps and reduces manufacturing costs. The development of 8Gb Data flash on SMIC’s advanced process demonstrates the advantages of Quad NROM in enabling the most cost-effective Flash manufacturing processes on the market today. It will enable SMIC to enter the challenging Flash market with reliable and high performance products.

SMIC aims to provide a comprehensive flash product offering to tap into the emerging consumer electronics market in China and throughout the world. SMIC has deliverd its first engineering samples of its advanced 2Gb NAND flash product based on the Saifun NROM two-bit-per-cell technology, and it continues to target mass production of this product by the end of 2006.

“We are delighted to further our relationship with SMIC in bringing the advanced Flash products to the market,” commented Dr. Boaz Eitan, Chairman and CEO of Saifun, “We believe that the combination of the innovation and dedication of SMIC with Saifun’s unique NROM technology positions both companies very well to become significant players in the very lucrative Data market.”

“We are excited to further expand our partnership with Saifun into more advanced flash technology. This again demonstrates our mutual commitment in the advancement of Flash products,” said Dr. Richard Chang, President and CEO of SMIC, “We believe Saifun’s leading edge technology development, combined with SMIC’s reliable and advanced manufacturing capabilities, will allow us to further strengthen our position in flash market.”

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35mm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

About Saifun Semiconductors Ltd.

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Qimonda AG, Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 11, 2006 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Contacts:

SMIC Shanghai

Reiko Chang

SMIC Public Relations Department

+86 21 5080 2000 ext 10544

E-mail: PR@smics.com

SMIC Hong Kong

Mei Fung Hoo

+852 2537 8480

E-mail: MeiFung_Hoo@smics.com

Saifun Semiconductors Ltd.

Marsha Shalvi

+972 989 28450

Mobile: +972-544-942180

Email: marshas@saifun.com